

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 10, 2008

Dov Ofer
Chief Executive Officer
Lumenis Ltd
P.O. Box 240
Yokneam 20692
Israel

      Re: **Lumenis Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed June 25, 2008
              File No. 000-27572

Dear Dov Ofer:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 47

A. Operating Results, page 47

Critical Accounting Policies and Estimates, page 47

1. In the interest of providing readers with a better insight into management's
    judgments into accounting for goodwill, please consider disclosing the following:

    ·   The reporting unit level at which you test goodwill for impairment and
        your basis for that determination.
    ·   Each of the valuation methodologies used to value goodwill (if multiple
        approaches are used), including sufficient information to enable a reader
        to understand how each of the methods used differ, the assumed benefits
        of a valuation prepared under each method, and why management selected
        these methods as being the most meaningful for the company in preparing
        the goodwill impairment analyses.
    ·   How you weight each of the methods used including the basis for that
        weighting (if multiple approaches are used).
    ·   A qualitative and quantitative description of the material assumptions used
        and a sensitivity analysis of those assumptions based upon reasonably
        likely changes.
    ·   If applicable, how the assumptions and methodologies used for valuing
        goodwill in the current year have changed since the prior year highlighting
        the impact of any changes.

Controls and Procedures, page 96

2. It does not appear that your management has completed its assessment of internal
    control over financial reporting as of December 31, 2007. Since you were
    required to file and filed an annual report for the prior fiscal year, it appears you
    are required to report on your management's assessment of internal control over
    financial reporting.

    If your management has not yet completed its assessment, we ask that you
    complete your evaluation and amend your filing within 30 calendar days to
    provide the required management's report on internal control over financial
    reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that the audit opinion of Ziv Haft on your December 31, 2007, 2006 and 2005 financial statements is dated June 25, 2007. We similarly note that the audit opinion of Blick Rothenberg on the financial statements of Lumenis (UK) Limited for these same periods is dated June 25, 2007. As such, both reports are dated prior to the end of the last period presented in the financial statements. Please amend your Form 20-F to include audit reports that are correctly dated, which would generally be the date of completion of the auditor's field work. See AU 530.01.

4.   We note the statement in the second paragraph of the audit report of Ziv Haft indicating that they "did not audit the financial statements of <u>certain subsidiaries</u>." However, you have only included a report from Blick Rothenberg opining on the financial statements of Lumenis (UK) Limited - i.e., one subsidiary. Please note that if an audit report required to be filed with the Commission includes reference to another accountant's report, the separate report of the other accountant must also be included in the filing. Please have your auditors, Ziv Haft, revise their report to eliminate any confusion or tell us the names of the 'certain subsidiaries'

to which they refer in their report and discuss the extent to which those subsidiaries are part of Lumenis (UK) Limited. Otherwise, please include all reports required in the filing. See Rule 2-05 of Regulation S-X.

5.   We note that the audit report of Blick Rothenberg on the financial statements of Lumenis (UK) Limited only opines on the balance sheet as of December 31, 2007 and 2006 and the profit and loss account for each of the years in the three-year period ended December 31, 2007. However, the audit report of Ziv Haft indicates that the financial statements of those subsidiaries were audited by another auditor and appears to place reliance on the work of that auditor for the audit of the subsidiaries' balance sheets as of December 31, 2007 and 2006 and the statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Please have your auditors include reports that when read together will reflect the audit of the complete set of financial statements presented in the filing, that clearly disclose the statements audited by each auditor, and that clearly disclose the level of responsibility taken by each auditor. See AU 543.

Consolidated Statements of Cash Flows, page F-6

6.   We note the item 'Interest payments on bank debt in accordance with SFAS 15 Accounting for Troubled Debt Restructurings' in 2007 of $8,519,000. Please tell us why you reflect a 'payment' of interest as an adjustment to reconcile net loss to net cash used in operating activities. Please tell us the nature of this item and how you determined the amount thereof. Reconcile this with your disclosure of cash paid for interest during the year of $8,519,000 at the bottom of page F-6.

7.   Please tell us the nature of the 'Amounts carried to other long term assets' and explain why you classified these amounts as part of investing activities.

Note 3. Financial Statements Presentation & Significant Accounting Policies, page F-8

j. Goodwill and other intangible assets, page F-10

8.   We note that goodwill as of December 31, 2007 represents approximately 27% of your total assets. Given the significance of your goodwill, please tell us and in future filings disclose how you perform the second step of your goodwill impairment test to determine the amount of any impairment under paragraphs 19 – 22 of SFAS 142. And discuss the significant events or circumstances that would cause you to test goodwill of a reporting unit for impairment between annual tests under paragraph 28 of SFAS 142.

k. Revenue recognition, page F-11

9.   You disclose that "[t]he timing of revenue recognition … varies from shipment to delivery to the customer depending on the individual transaction." Please tell us and disclose in future filings how you determine whether revenue is recognized upon shipment versus upon delivery.

10.   You disclose that "[d]eferred revenue includes the fair value of unearned amounts of service contracts and other elements of revenue where the criteria for revenue recognition have not been met." Please tell us and clarify in future filings the nature of these 'other elements of revenue' including why revenue was not recognized and the circumstances under which it will be recognized.

11.   You disclose that you have multiple-element arrangements. Please tell us and in future filings disclose the information required by paragraph 18 of EITF 00-21. Include a discussion of the contract elements permitting separate revenue recognition, and describe how they are distinguished. Explain how contract revenue is allocated among elements. And disclose when revenue is recognized for each element.

Note 11. Bank Debt, page F-16

12.   With respect to the recapitalization, please tell us how you considered paragraph 19 of SFAS 15 in determining how you should account for the issuance of additional options and the modification of the terms of outstanding options.

Note 14. Commitments and Contingent Liabilities, page F-19

13.   You disclose that "[e]xcept as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company's consolidated financial position." Please tell us how you considered paragraphs 9 – 13 in determining

your disclosures. In this regard, please tell us if you only consider materiality in terms of your statement of financial position.

14.   Further, please tell us why the discussion under 'Miscellaneous Lawsuits' does not also address any material impacts to your cash flows.

Note 17. Income Taxes, page F-26

15.   We note that your deferred tax asset relating to your net operating loss carry forward decreased from $121,971,000 as of December 31, 2006 to $25,877,000 as of December 31, 2007. We similarly note that your valuation allowance decreased from $128,634,000 as of December 31, 2006 to $48,923,000 as of December 31, 2007. Please tell us why the amount changed between periods. Discuss how you considered paragraph 26 of SFAS 109 and FIN 48.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Angela Crane, Branch Chief, at (202) 551-3554 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant